EXHIBIT 99.10

CONSENT OF CHLUMSKY, ARMBRUST & MEYER LLC

CONSENT OF AUTHOR

We hereby consent to the use of our name, Chlumsky, Armbrust & Meyer, LLC, and reference to our name and the “Technical Review (NI 43-101), Caylloma Project, Peru” dated as of August 11, 2009 and the “NI 43-101 Technical Report, San Jose Project, Oaxaca, México” dated as of June 9, 2010 (the “Reports”) evaluating Fortuna Silver Mines Inc.’s Caylloma and San Jose Projects respectively, and the information contained in the Reports, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission.

CHLUMSKY, ARMBRUST & MEYER, LLC

Per:

“Michael Read”

Michael Read, Principal

March 30, 2012